Fax

06014428

LIBERTY
INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

82-34722

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	14 June 2006
Pages:	5		

Subject: Liberty International PLC
Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

RECEIVED
2006 JUN 16 P 12:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 1 6 2006
THOMSON FINANCIAL

dw 6/16

LIBERTY

INTERNATIONAL

June 14, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

A. Directors' Shareholdings

The Company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors and PDMRs. The trustee of the SIP received a final dividend in respect of the SIP shares held in trust, and the trustee utilised the dividend to purchase, on 6 June 2006, additional 'Dividend' shares for the benefit of the SIP participants. Eleven of the participants of the SIP are Executive Directors or PDMRs and the Dividend shares purchased on their behalf, at a price of £10.41 per share were as follows:

	Dividend Shares
Directors:	
David Fischel	46
Aidan Smith	46
Kay Chaldecott	46
Richard Cable	46
John Saggers	42
PDMRs:	
Peter Barton	6
Bill Black	46
Martin Ellis	31
Caroline Kirby	37
Gary Marcuccilli	46
Susan Folger	44

B. Vesting of Bonus Shares

A total of 686 shares were transferred to former employees, from an Employee Trust ("ESOP") on 13 June 2006. The shares were originally awarded under the company's annual bonus scheme arrangements. As all Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP the transfer from the ESOP is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP is set out under (C) below

C. Interests of ESOP

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **PARAMOUNT NOMINEES LIMITED**	8.	State the nature of the transaction **TRANSFER TO FORMER EMPLOYEES ON VESTING OF BONUS SHARE AWARDS**
9.	Number of shares, debentures or financial instruments relating to shares Transferred 686	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0002%
11.	Price per share or value of transaction NIL	12.	Date and place of transaction 13 JUNE 2006
13.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,385,859 (0.41%)	14.	Date issuer informed of transaction 13 JUNE 2006

15.	Any additional information	16.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

Name and signature of duly authorised officer of *issuer* responsible for making notification **RUTH PAVEY**
Date of notification **14 JUNE 2006**

Fax

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	13 June 2006
Pages:	7		
Subject:	Liberty International PLC Exemption Pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

13-JUN-2006 11

LIBERTY
INTERNATIONAL

June 13, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Westgate Centre, Oxford".
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

13 June 2006

WESTGATE CENTRE, OXFORD

DETAILED PLANS SUBMITTED FOR NEW WESTGATE

Attached is a press release issued by The Westgate Partnership, a joint venture between Capital Shopping Centres PLC and Coal Pension Properties Limited. Capital Shopping Centres is a wholly owned subsidiary of Liberty International PLC.

Press Enquiries

Capital Shopping Centres

Kay Chaldecott	Managing Director	+44 (0)20 7887 7057
Richard Cable	Director	+44 (0)20 7887 7103

File No. 82-34722

13 June 2006
FOR IMMEDIATE RELEASE

DETAILED PLANS SUBMITTED FOR NEW WESTGATE

The Westgate Partnership has submitted a detailed planning application for the £300 million refurbishment, part redevelopment and extension of the Westgate Centre, Oxford. The proposals include the creation of new shopping streets, a John Lewis department store, a prominent new entrance for the library, a new car park and city centre homes. Significant improvements to the environment around the Westgate Centre will also contribute to the increased vitality of this part of Oxford.

The shopping area will be approximately 750,000 sq ft (69,000 sq m), with 90 new shops, bars, restaurants and cafes. As well as a wide range and variety of shops from aspirational fashion and lifestyle brands to smaller independent retailers, facilities will include Shopmobility, toilets, baby care, a crèche and a children's play area. The creation of individual buildings will enable the establishment of two new pedestrianised cross streets, fully integrating the new shopping area with the city centre and the wider West End.

Richard Cable, director for The Westgate Partnership said;
"We are delighted to have reached such a major milestone. The evolution of our scheme over the last two and half years has been a truly interactive process, with local people and stakeholders making a significant contribution to our proposals at every step of the process, initially through the major public consultation on the

Westgate Masterplan and then through extensive consultation and feedback on the detailed designs of the individual buildings."

"Our proposals are seen as a significant improvement to the existing Westgate, delivering much needed modern retail space, new homes and a more vibrant public space to this part of Oxford."

The new buildings, designed by two award winning architects Allies and Morrison and Building Design Partnership working with renowned landscape designer, Robert Townshend, aim to reconnect Westgate to the rest of Oxford City Centre and the wider West End.

The proposals include: -

- a major extension to the overall retail provision within Oxford providing new and flexible accommodation to meet modern retailers' requirements
- a total refurbishment of the existing Westgate Centre to ensure that it blends seamlessly with the new buildings and with its surroundings, particularly the City Council's proposals for the redesign of Bonn Square
- a prominent new three storey glazed entrance for Oxford's County Library at the junction of Queen Street, Castle Street and New Road
- a variety of street facing shops, kiosks, and cafes to bring new vitality to Castle Street and Norfolk Street
- a roof-top garden at the heart of the development, providing a local habitat for wildlife and a unique location for a restaurant operator
- a full-line John Lewis department store designed specifically to respond to its Oxford location with a cafe providing some of the best views across the Oxford skyline
- 127 new city centre apartments, 50% of which will be affordable homes, developed in conjunction with Bromford Housing Group
- an extensive landscaping strategy for the streets and green spaces around the development, including enhancements to the existing Paradise Square and the area alongside Castle Mill Stream
- accessibility for all including provision for pedestrians, cyclists, buses and taxis

- a new 1,335 space multi-storey car park will provide better, safer parking facilities and will include wider parking bays, clearly marked pedestrian walkways, enhanced lighting, CCTV and help stations.
- modern sustainable design aiming to achieve "Very Good" ratings for BREEAM for Retail and EcoHomes including natural ventilation, green roofs, solar panels and rainwater collection.

The planning application was submitted today, and Oxford City Council will now undertake its statutory consultation on the proposals. Full copies of the planning application can be viewed at Ramsey House.

- ENDS -

Summary of planning application

- Mixed use development including the alteration, refurbishment, part redevelopment and extension of the existing Westgate Centre to provide new retail and residential accommodation
- Replacement multi-storey car park at Abbey Place and new access onto Thames Street
- New bus facilities and a bus priority route
- Environmental improvement to the public realm
- Associated highway, access and landscape works

A sustainable development

The Westgate Partnership is looking to incorporate the latest design and construction techniques to encourage an environmentally friendly approach to the development. This includes the more efficient use of energy, the management of waste through the lifecycle of the development, the use of recycled or reclaimed materials and the recycling of demolition materials.

The Westgate Partnership

The Westgate Partnership is a joint venture between Capital Shopping Centres and Coal Pension Properties Limited.

Capital Shopping Centres PLC, a wholly owned subsidiary of Liberty International PLC, is the leading company in the UK specialising in the ownership, management and development of regional shopping centres. It specialises in retail-led town centre regeneration, providing mixed-use schemes which respond to the needs of particular locations. Its portfolio includes Chapelfield (Norwich), The Glades (Bromley), The Harlequin (Watford) and The Chimes (Uxbridge) all of which it owns and manages.

LaSalle Investment Management, one of the UK's largest property investment fund managers, is responsible for the British Coal Pension Funds' property portfolio, which includes The Westgate Centre.

Further media information:
Margaret Harwood, CSC Shopping Centres, telephone 020 7887 7029, mobile 07803 116380, email margaret.harwood@capshop.co.uk
OR Nicky Winch/Ruth Johnson of M&N Associates on 01483 415915
r.johnson@mnasociates.co.uk